Exhibit 99.1

ProQR Announces Initial Pipeline Targets and Highlights Axiomer® RNA Editing Platform Technology at R&D Event

●	Initial pipeline programs with liver delivery to address Cholestatic Diseases targeting NTCP and Cardiovascular Disease targeting B4GALT1; initiation of clinical trials anticipated in late 2024/early 2025

●	Axiomer activity demonstrated across multiple preclinical in vitro, organoid, and in vivo models; up to 50% editing observed in rodent and non-human primates

●	Beyond correction, broad applicability of Axiomer demonstrated in preclinical models with ability to modulate proteins by altering function, changing post-translational modifications, and modifying protein interactions

●	Company reports YE 2022 financials; cash runway extended into mid-2026 following Eli Lilly milestone related to partnership expansion

●	Virtual R&D event today at 10:00 am EDT/1600 CET

LEIDEN, Netherlands & CAMBRIDGE, Mass., March 29, 2023 – ProQR Therapeutics NV. (Nasdaq: PRQR) (ProQR), a company dedicated to changing lives through transformative RNA therapies based on its proprietary Axiomer® RNA editing technology platform, today announced initial pipeline programs focused on diseases that originate in the liver. ProQR will host a virtual R&D event today, during which the Company will showcase its proprietary Axiomer RNA-editing technology platform, detail the pipeline, and provide guidance on the advancement of programs toward the clinic. ProQR also reported its 2022 year-end financials and the extension of its cash runway guidance.

"Today’s R&D event highlights the important progress we have made to advance our proprietary Axiomer RNA editing platform technology and demonstrate its broad applicability, as we develop treatments for diseases with high unmet need,” said Daniel A. de Boer, Chief Executive Officer of ProQR. “Along with our preclinical proof of concept data for the platform, a partnership with Eli Lilly that is exclusively focused on RNA editing, leading IP position, and cash runway into mid-2026, ProQR is leading the advancement of RNA editing as a new class of therapies for patients."

Initial Pipeline Programs

ProQR today announced AX-0810 for Cholestatic Diseases targeting NTCP and AX-1412 for Cardiovascular Disease targeting B4GALT1 as initial pipeline programs. These programs share several key characteristics including a deep rooting in human genetics, the potential to have a major impact in indications with high unmet medical need, the ability to leverage the existing proven delivery technology to the liver, the opportunity to monitor early biomarkers to establish target engagement in Phase I trials for human proof of concept, and the availability of well-defined clinical endpoints.

AX-0810 for Cholestatic Diseases targeting NTCP

Cholestatic disorders are caused by a buildup of bile acids in the liver. Without treatment, the damage progresses through various stages to ultimately liver failure. Liver transplants are often necessary for primary sclerosing cholangitis (PSC) and biliary atresia (BA), two forms of cholestatic disease where currently there are no approved drugs.

AX-0810 is designed to introduce a loss of function (LOF) variant that has been found in human genetics to prevent re-uptake of bile acids in liver. Based on its mechanism of action, AX-0810 has the potential to become a disease modifying treatment for a range of cholestatic diseases.

AX-1412 for Cardiovascular Disease targeting B4GALT1

Cardiovascular diseases (CVDs) are a group of health conditions that affect the heart and blood vessels, such as atherosclerosis which can lead to severe problems like heart attacks, heart failure, and stroke.

AX-1412 introduces a variant into B4GALT1 that is associated in human genetics with a significantly lower chance of developing cardiovascular disease. ProQR intends to advance AX-1412 targeting B4GALT1 to early clinical proof of concept stage, then would seek to partner this program.

ProQR Axiomer Platform

At the R&D event, the Company also highlights platform proof of concept data, including consistent RNA editing reported in models in nervous system and liver:

●	Up to 40% editing reported in the nervous system of mice in vivo leading to a 26-fold change in protein function recovery

●	Up to 50% editing reported in the liver of mice in vivo

●	Up to 50% editing reported in the nervous system of NHP in vivo

Additionally, ProQR’s Axiomer technology achieves increased editing efficiency and hepatocyte uptake in vivo demonstrating that GalNAc delivery technology does not interfere with A-to-I editing.

Beyond correction, the Axiomer RNA editing technology platform has broad applicability and proof of concept in multiple forms of protein modulation including by ability to modulate proteins by altering function, changing post-translational modifications, and modifying protein interactions, as shown in preclinical models.

“The progress the field and ProQR are making in optimizing ADAR for therapeutic use is exciting,” said Peter Beal, PhD, Professor at the University of California at Davis. “I look forward to continuing to uncover the potential of this technology as a new approach for the treatment of a variety of diseases.”

Upcoming strategic priorities and milestones

Pipeline: ProQR expects to advance AX-0810 targeting NTCP and AX-1412 targeting B4GALT1 into clinical development in late 2024/early 2025.

Platform: The Company will share various platform updates over the next 12 months, including liver NHP data, at scientific conferences, as well as research related to ongoing discovery efforts.

Partnerships: ProQR will continue to execute on its existing partnership with Lilly. Additionally, ProQR may selectively form new partnerships, which could include multi-target discovery alliances, similar to the Company's partnership with Lilly, or product alliances on specific programs. The Company is also seeking to partner its ophthalmology assets (which do not utilize Axiomer technology.)

Maintain leading IP position: ProQR invented the use of endogenous ADAR in RNA editing with editing oligonucleotides (EONs) in 2014 and filed a first patent application in that same year. Since then, ProQR has filed multiple additional patent applications on further improvements to form a leading patent estate that supports ProQR’s ADAR-mediated RNA editing platform Axiomer. Today ProQR has extensive patent protection related to Axiomer, including 10 published patent families, that currently comprise a total of 22 patents. Beyond this, ProQR has several unpublished patent applications and continuously invests in expanding its IP estate around ADAR-mediated RNA editing.

Maintain strong balance sheet: ProQR’s current cash runway is expected to fund operations into mid-2026. This guidance excludes any additional potential future income from partnerships, including the potential Lilly opt-in fee of $50 M for 5 additional targets, milestone payments related to the Lilly partnership, income from potential new partnerships related to Axiomer, and income from a potential transaction related to the Company’s ophthalmology assets.

Year End 2022 Financial Highlights

At December 31, 2022, ProQR held cash and cash equivalents of €94.8 million, compared to €187.5 million at December 31, 2021. Subsequent to the year end, in February 2023 ProQR received $60.0 million from Lilly, as part of the expanded licensing and collaboration agreement. Net cash used in operating activities during the full year ended December 31, 2022 was €68.5 million, compared to €26.0 million for the same period in 2021.

Research and development costs for the year ended December 31, 2022 were €50.9 million, compared to €42.2 million for the same period in 2021. Research and development costs for the year end December 31, 2022 include costs related to the winding down of our ophthalmology programs, including the clinical trials.

General and administrative costs for the year ended December 31, 2022 were €18.7 million, compared to €17.4 million for the same period in 2021.

Net loss for the year ended December 31, 2022 was €64.9 million or €0.91 per diluted share, compared to €61.7 million, or €0.96 per diluted share for the same period ended December 31, 2021. For further financial information for the period ended December 31, 2022, please refer to our 2022 Annual Report on Form 20-F and our Statutory Annual Report which will be available on our website, www. proqr.com under Financials and Filings.

Virtual R&D Event Details

The Company will host a virtual R&D event today, March 29, 2023 from 10:00 am until 12:30 pm EDT, including an Analyst Q&A session with members of the ProQR Management Team. To register for the virtual R&D event, please click here. A live webcast of the event will be available under “Events” in the “Investors & Media” section of ProQR’s website at www.proqr.com/events. The archived webcast will be available for replay for approximately 30 days following the event.

About Axiomer®

ProQR is pioneering a next-generation RNA base editing technology called Axiomer®, which could potentially yield a new class of medicines for diverse types of diseases. Axiomer® “Editing Oligonucleotides”, or EONs, mediate single nucleotide changes to RNA in a highly specific and targeted way using molecular machinery that is present in human cells called ADAR (Adenosine Deaminase Acting on RNA). Axiomer® EONs are designed to recruit and direct endogenously expressed ADARs to change an Adenosine (A) to an Inosine (I) in the RNA – an Inosine is translated as a Guanosine (G) – correcting an RNA with a disease-causing mutation back to a normal (wild type) RNA, modulating protein expression, or altering a protein so that it will have a new function that helps prevent or treat disease.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA therapies. ProQR is pioneering a next-generation RNA technology called Axiomer®, which uses a cell’s own editing machinery called ADAR to make specific single nucleotide edits in RNA to reverse a mutation or modulate protein expression and could potentially yield a new class of medicines for both rare and prevalent diseases with unmet need. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

Learn more about ProQR at www.proqr.com.

Forward Looking Statements for ProQR

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Such forward-looking statements include, but are not limited to, statements regarding our preclinical model data, our initial pipeline targets and the upcoming strategic priorities and milestones related thereto, the potential of our technologies and product candidates, the collaboration with Eli Lilly and Company (“Lilly”) and the intended benefits thereof, and our financial position and cash-runway. Forward-looking statements are based on management's beliefs and assumptions and on information available to management only as of the date of this press release. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. These risks and uncertainties include, among others, the cost, timing and results of preclinical studies and clinical trials and other development activities by us and our collaborative partners; the likelihood of our preclinical and clinical programs being initiated and executed on timelines provided and reliance on our contract research organizations and predictability of timely enrollment of subjects and patients to advance our clinical trials and maintain their own operations; our reliance on contract manufacturers to supply materials for research and development and the risk of supply interruption from a contract manufacturer; the potential for future data to alter initial and preliminary results of early-stage clinical trials; the unpredictability of the duration and results of the regulatory review of applications or clearances that are necessary to initiate and continue to advance and progress our clinical programs; the ability to secure, maintain and realize the intended benefits of collaborations with partners, including the collaboration with Lilly; the possible impairment of, inability to obtain, and costs to obtain intellectual property rights; possible safety or efficacy concerns that could emerge as new data are generated in research and development; and general business, operational, financial and accounting risks, and risks related to litigation and disputes with third parties. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

For ProQR Therapeutics N.V.

Investor contact:
Sarah Kiely
ProQR Therapeutics N.V.
T: +1 617 599 6228
skiely@proqr.com
or

Hans Vitzthum
LifeSci Advisors
T: +1 617 430 7578
hans@lifesciadvisors.com

Media contact:
Robert Stanislaro
FTI Consulting
T: +1 212 850 5657
robert.stanislaro@fticonsulting.com